China Rapid Finance Limited

Exhibit 99.3

CHINA RAPID FINANCE LIMITED
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to be held on December 27, 2019
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class A Ordinary Shares1, par value US$0.0001 per share, and ________________ Class B Ordinary Shares,2 par value US$0.0001 per share (together with Class A Ordinary Shares, “Ordinary Shares”), of China Rapid Finance Limited (the “Company”), hereby appoint Mr. Kevin Kong, the Acting Secretary of the Company or (Name) of (Address)                                                                                                         as my/our proxy to attend and act for me/us at the Annual General Meeting3 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on December 27 2019 at 5-89, Tian You De Ave, Wei Yuan Zhen Township, Haidong, Qinghai, P. R. China (the“Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

For	Against	Abstain

Proposal 1: As an ordinary resolution, THAT Po Wang be elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.

☐	☐	☐

[1]

Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[3]

If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Mr. Kevin Kong, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

Proposal 2: As an ordinary resolution, THAT Steven Foo be elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.

☐	☐	☐

Proposal 3: As an ordinary resolution, THAT Edward Yan be elected as a director of the Company, to hold office until such time as he is removed from office by an ordinary resolution of our shareholders, or his earlier death, bankruptcy, insanity, resignation or absence.

☐	☐	☐

Proposal 4: As an ordinary resolution, THAT the appointment of the independent auditor Shandong Haoxin Certified Public Accountants Co., Ltd. for the fiscal year ended December 31, 2018 and for the fiscal year ending December 31, 2019 be ratified, confirmed, approved and adopted.

☐	☐	☐

Dated_________________, 2019

Signature(s)___________________________________
Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.	Only the holders of record of the Class A Ordinary Shares or Class B Ordinary Shares of the Company at the close of business on December, 2019, New York time, should use this form of proxy.

2.

Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

2th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999

China Rapid Finance Limited

5.

This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Miss. Huiting Chen, China Rapid Finance Limited, 2th Floor, Building D, BenQ Plaza, 207 Songhong Road,

Changning District, Shanghai 200335, People’s Republic of China no later than the time for holding the Annual General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.

2th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China

Telephone: +86 021 6032 5999